UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                 AMENDMENT NO. 1 TO

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                     Q-MED, INC.
                                     -----------
                                   (Name of Issuer)


                       COMMON STOCK, $.001 PAR VALUE PER SHARE
                       ---------------------------------------
                            (Title of Class of Securities)


                                      74791410
                                ---------------------
                                    (CUSIP Number)


                                   Bruce F. Wesson
                                Senior Managing Member
                                   Claudius, L.L.C.
                             610 Fifth Avenue, 5th Floor
                                 New York, NY  10020
                                     (212) 218-4990
           --------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 NOVEMBER 16, 1998
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).


                                                         Page 1 of 17 Pages

           Pages 2 through 9 of the initial Schedule 13D pertaining to the Common Stock of Q-Med, Inc., a Delaware corporation, filed with the Securities and Exchange Commission ("SEC") on March 30, 1998 for an event on March 18, 1998 (the "Initial Schedule 13D") are hereby amended to read in their entirety as follows:


                                     SCHEDULE 13D

           CUSIP NO.   74791410                 PAGE  2  OF  17  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Galen Partners III, L.P.
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                      (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]
           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    2,177,634 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    2,177,634
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,177,634
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       17.1%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       PN
           -------------------------------------------------------------------

                                     SCHEDULE 13D


           CUSIP NO.   74791410                 PAGE  3  OF  17  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Galen Partners International III, L.P.
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    197,113 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    197,113
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       197,113
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.5%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       PN
           -------------------------------------------------------------------

                                     SCHEDULE 13D


           CUSIP NO.   74791410                 PAGE  4  OF  17  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Galen Employee Fund III, L.P.
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    9,477 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    9,477
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       9,477
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.1%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       PN
           -------------------------------------------------------------------

                                     SCHEDULE 13D


           CUSIP NO.   74791410                 PAGE  5  OF  17  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  William R. Grant
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    13,334 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    13,334
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
            ------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       13,334
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.1%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
           -------------------------------------------------------------------

                                     SCHEDULE 13D

           CUSIP NO.   74791410                 PAGE  6  OF  17  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Bruce F. Wesson
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    38,333 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    38,333
            REPORTING    -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       38,333
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.3%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
           -------------------------------------------------------------------

                                     SCHEDULE 13D

           CUSIP NO.   74791410                 PAGE  7  OF  17  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  L. John Wilkerson
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    38,333 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    38,333
            REPORTING    -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       38,333
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.3%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
            ------------------------------------------------------------------

                                     SCHEDULE 13D


           CUSIP NO.   74791410                 PAGE  8  OF  17  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Srini Conjeevaram
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  India (see Item 2)
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    9,000 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    9,000
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       9,000
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.1%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
           -------------------------------------------------------------------

                                     SCHEDULE 13D

           CUSIP NO.   74791410                 PAGE  9  OF  17  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  David Jahns
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    9,000 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    9,000
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       9,000
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.1%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
           -------------------------------------------------------------------

          ITEM 1.   SECURITY AND ISSUER.

               The first paragraph of Item 1 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

               This statement covers a total of 2,492,224 fully diluted shares of Common Stock, $.001 par value per share (the "Common Stock"), of Q-Med, Inc., a Delaware corporation (the "Issuer"). The Reporting Persons (as defined in Item 2 hereof) as of the date hereof hold an aggregate of (i) 1,315,363 shares of Common Stock (the "Common Shares"), (ii) $950,000 principal amount of Convertible Notes of the Issuer (the "Notes"), which as of the date hereof are convertible into an aggregate of 568,861 shares of Common Stock, and (iii) warrants for the purchase of 607,999 shares of Common Stock (the "Warrants"), which as of the date hereof may be exercised for an aggregate of 607,999 shares of Common Stock. The Common Shares, Notes and Warrants are referred to herein, collectively, as the "Securities".


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

               The funds for the acquisition of the Common Shares were allocated from the working capital of the Partnership Reporting Persons and were not obtained by means of a loan or other borrowing arrangement.

               The Common Shares were acquired by the Partnership Reporting Persons at a purchase price of $1.67 per share for an aggregate amount of $1,000,000 in cash plus the exchange of approximately $1,200,000 amount of principal and accrued interest on Notes of the Issuer held by them. The Warrants, which are exercisable at a price equal to the average of the market price of the Issuer's common stock for the ten trading days following issuance, were issued as partial consideration for the exchange by the Partnership Reporting Persons of the aforesaid convertible notes held by them. Each of the Partnership Reporting Persons paid its pro rata share of the acquisition price of the Common Shares based upon the number of Common Shares it received.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               Item 5, subpart (a) of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

               (a) Each Reporting Person owns or has the right to acquire the number of securities shown opposite its name:

     =======================================================================
          (1)         (2)        (3)         (4)        (5)           (6)

                                           Number
                                           of
                                           Shares
                                           of
                                           Common
                                           Stock
                                           which
                              Number of    may be
                              Shares of    acquired             Percentage of
                   Number of  Common       pursuant             Outstanding
                   Shares of  Stock into   to         Total of  Shares of
                   Common     which Owned  exercise   Columns   Common Stock
      Reporting    Stock      Notes are    of Owned   (2), (3)  (see Note
      Person       Owned      Convertible  Warrants   and (4)   below)
     -----------------------------------------------------------------------
      Galen       1,201,389     519,570    456,675   2,177,634     17.1%
     -----------------------------------------------------------------------
      Galen Intl    108,746      47,030     41,337     197,113      1.5%
     -----------------------------------------------------------------------
      GEF             5,228       2,261      1,988       9,477      0.1%
     -----------------------------------------------------------------------
      Grant               0           0     13,334      13,334      0.1%
     -----------------------------------------------------------------------
      Wesson              0           0     38,333      38,333      0.3%
     -----------------------------------------------------------------------
      Wilkerson           0           0     38,333      38,333      0.3%
     -----------------------------------------------------------------------
      Conjeevaram         0           0      9,000       9,000      0.1%
     -----------------------------------------------------------------------
      Jahns               0           0      9,000       9,000      0.1%
     -----------------------------------------------------------------------
         Total    1,315,363     568,861    608,000   2,492,224     19.5%
     =======================================================================

               Note: The percentages shown in each row of column (6) were calculated, for each respective row, by (i) adding the totals in the bottom row of columns (3) and (4) to 11,586,221 (the number of shares of Common Stock outstanding as of November 16, 1997, such number having been provided by the Issuer to the Reporting Persons) (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column (5) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Item 7 of the Initial Schedule 13D is hereby amended to add the folowing Exhibit 2:

               2. Joint Filing Agreement and Power of Attorney, dated November 23, 1998, by the Reporting Persons and the Related Persons.

                                      SIGNATURE
                                      ---------



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


          Date:  November 23, 1998      GALEN PARTNERS III, L.P.
                                        By:  Claudius, L.L.C.



                                        By:  /s/ Bruce F. Wesson
                                           -----------------------------
                                             Senior Managing Member


                                        GALEN PARTNERS
                                        INTERNATIONAL III, L.P.
                                        By:  Claudius, L.L.C.



                                        By:  /s/ Bruce F. Wesson
                                           -----------------------------
                                             Senior Managing Member


                                        GALEN EMPLOYEE FUND III, L.P.
                                        By:  Wesson Enterprises, Inc.



                                        By:  /s/ Bruce F. Wesson
                                           -----------------------------
                                             President




                         [Signatures continued on next page.]

                                         /s/ William R. Grant
                                        --------------------------------
                                        WILLIAM R. GRANT




                                         /s/ Bruce F. Wesson
                                        --------------------------------
                                        BRUCE F. WESSON




                                         /s/ L. John Wilkerson
                                        --------------------------------
                                        L. JOHN WILKERSON




                                         /s/ David Jahns
                                        --------------------------------
                                        DAVID JAHNS




                                         /s/ Srini Conjeevaram
                                        --------------------------------
                                        SRINI CONJEEVARAM



                                         /s/ Zubeen Shroff
                                        --------------------------------
                                        ZUBEEN SHROFF



                                        CLAUDIUS, L.L.C.


                                        By:  /s/ Bruce F. Wesson
                                           ------------------------------
                                             Senior Managing Member



                                        WESSON ENTERPRISES, INC.


                                        By:   /s/ Bruce F. Wesson
                                           ------------------------------
                                             President

                                 EXHIBIT INDEX


          Exhibit          Description
          -------          -----------

             2             Joint Filing Agreement and Power of
                           Attorney, dated November 23, 1998,
                           by the Reporting Persons and the
                           Related Persons